

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2014

<u>Via facsimile 713-756-2784</u>
Mr. Michael G. Long
Senior Vice President and Chief Financial Officer
1111 Bagby Street, Suite 1800
Houston, TX 77002

> **Re: Sanchez Energy Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed March 18, 2013**
> **Response Letter dated January 9, 2014**
> **File No. 001-35372**

Dear Mr. Long:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to the Consolidated Financial Statements, page F-7

Net proved and proved developed reserve quantities summary, page F-36

1.   Our prior comment four asked that you disclose explanation of the significant revisions to your proved reserves during 2012. You responded that the 2012 revisions are 4.6% (=981 MBOE/21,207 MBOE) and are not significant. Revisions are changes in previously estimated reserves. The 2012 revisions are changes from your proved reserves as of December 31, 2011 that occurred in 2012 and are at least 15% (=981 MBOE/6,680 MBOE). We re-issue our prior comment four.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald Winfrey at (202) 551-3704 or me at (202) 551-3745 if you have questions regarding the comments or our review.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director